CONSENT OF AUTHOR

To:	Ur-Energy Inc. British Columbia Securities Commission Alberta Securities Commission Manitoba Securities Commission Ontario Securities Commission

I, J.D. Charlton, P. Geo., the author of the following report: Technical Report on the Gravel Hill, Screech and Eyeberry Properties together comprising the Thelon Project, dated February 25, 2005 with revisions on June 22, 2005 and October 20, 2005; and (ii) Technical Report on the Mountain Lake and Dismal West Properties together comprising the Hornby Project, dated January 31, 2005 with revisions on October 20, 2005 (collectively, the “Reports”) do hereby consent to the written disclosure of my name and reference to, and incorporation by reference of, the Reports, in the Short Form Prospectus of Ur-Energy Inc. dated April 23, 2007 (the “Prospectus”).

I certify that I have read the Prospectus being filed and I do not have any reason to believe that there are any misrepresentations in the information contained therein that are derived from the Reports or that are within my knowledge as a result of the services performed by me in connection with the Reports.

Dated April 23, 2007

/s/ John D. Charlton

John D. Charlton